                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2010
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 22, 2010.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated: November 22, 2010
                                                By: /s/ Ety Sabach
                                                ------------------
                                                Ety Sabach
                                                Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD REPORTS NET INCOME OF US$ 2.1 MILLION FOR
                               THIRD QUARTER 2010

          2010 Q3 NET CASH FROM CONTINUING OPERATING ACTIVITIES REACHED
                    US$ 4.9 MILLION, OR US$ 0.36 PER SHARE;

                     2010 Q3 SALES 16.1% OVER 2009 Q3 SALES

YAVNE, ISRAEL - NOVEMBER 22, 2010 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI-FOOD"), a global food company specializing in the development, manufacturing, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter and for the first nine months ending September 30, 2010.

THIRD QUARTER FISCAL 2010 HIGHLIGHTS

     o    Sales increased 16.1% over third quarter of 2009 to NIS 79.7 million
          (US$ 21.7 million)

     o    Gross profit increased 11.1% over third quarter of 2009 to NIS 24.7 million (US $6.7 million), or 30.9% of sales

     o    Operating income of NIS 8.3 million (US$ 2.3 million), or 10.4% of sales

     o    Net income of NIS 7.8 million (US$ 2.1 million), or 9.8% of sales

     o    Net cash from continuing operating of NIS 17.9 million (US$ 4.9 million), or NIS 1.32 (US$ 0.36) per share

     o    Cash and securities balance of NIS 177.4 million (US$ 48.4 million) as of September 30, 2010

Willi-Food's operating divisions include Willi-Food, its wholly owned Gold Frost
- a designer, developer and distributor of branded kosher dairy food products, and Shamir Salads - an Israeli distributor and manufacturer of Mediterranean style salads.

Sales for the third quarter of 2010 increased by 16.1% to NIS 79.7 million (US$
21.7 million) compared to sales of NIS 68.6 million (US$ 18.7 million) in the third quarter of 2009. The growth in sales in the third quarter was primarily attributed to the introduction of new products as well as increased awareness of the Willi-Food brand in the Israeli market following a national media campaign launched during the first quarter of 2010 and increased sales and promotion activities.

Gross profit for the third quarter of 2010 increased by 11.1% to NIS 24.7 million (US$ 6.7 million) compared to gross profit of NIS 22.2 million (US$ 6.1 million) in the third quarter of 2009. Third quarter gross margin was 30.9%
compared to gross margin of 32.3% for the same period in 2009. Willi-Food successfully achieved an increase in gross profit despite the global increase in cost of raw food materials, especially in dairy and bakery products, which affected its inventory purchase prices, by managing the rising costs through smart purchases in advance and wisely managing its inventory levels.

Excluding an unrealized one-time capital gain resulting from the completion of a tender offer for Gold Frost's shares that was recorded as "Other income" in the third quarter of 2009 in the amount of NIS 5.2 million (US$ 1.4 million) (the
"CAPITAL GAIN"), Willi-Food's operating income for the third quarter of 2010 decreased 8.2% to NIS 8.3 million (US$ 2.3 million) over the third quarter of
2009. Without excluding the Capital Gain, on a GAAP basis, Willi-Food's operating income for the third quarter of 2010 decreased 41.8% from NIS 14.2 million (US$ 3.9 million) reported in the comparable quarter of last year.
Selling expenses increased by 37.1% from the comparable quarter of 2009. Selling expenses as a percentage of sales increased in the third quarter of 2010 to
13.4% compared to 11.4% in the third quarter of 2009 primarily due to increased sales and promotion activities and higher transportation costs resulting from increased sales. General and administrative expenses as a percentage of sales decreased in the third quarter of 2010 to 7.1% from 7.8% in the third quarter of
2009.

Excluding the Capital Gain, Willi-Food's income before taxes for the third quarter of 2010 increased 7.4% to NIS 10.1 million (US$ 2.8 million) over the third quarter of 2009. Without excluding the Capital Gain, on a GAAP basis,
Willi-Food's income before taxes for the third quarter of 2010 decreased 30.9%
from NIS 14.6 million (US$ 4.0 million) recorded in the third quarter of 2009.
Excluding the Capital Gain, Income from continuing operations for the third quarter of 2010 increased 2.1% NIS 7.8 million (US$ 2.1 million) over the third quarter of 2009. Without excluding the Capital Gain, on a GAAP basis,
Willi-Food's income from continuing operations for the third quarter of 2010 decreased 39.2% from NIS 12.9 million (US$ 3.5 million) recorded in the third quarter of 2009.

Excluding the Capital Gain, Willi-Food's net income in the third quarter of 2010 increased 25.1% to NIS 7.8 million (US$ 2.1 million) recorded in the third quarter of 2009. Without excluding the Capital Gain, on a GAAP basis,
Willi-Food's net income in the third quarter of 2010 decreased 31.7% from NIS
11.5 million (US$ 3.1 million) recorded in the third quarter of 2009.

Willi-Food's net income related to Company Shareholders in the third quarter of
2010 was NIS 7.2 million (US$ 2.0 million), or NIS 0.53 (US$ 0.15) per share compared to NIS 11.1 million (US$ 3.0 million), or NIS 1.08 (US$ 0.29) per share, recorded in the third quarter of 2009.

Willi-Food generated NIS 17.9 million (US $4.9 million), or NIS 1.32 (US $0.36)
per share from continuing operating activities in the third quarter of 2010 compared to NIS 4.6 million (US$ 1.2 million), or NIS 0.44 (US$ 0.12) per share generated from continuing operating activities in the third quarter of 2009.

Willi-Food ended the third quarter of 2010 with of NIS 177.4 million in cash and securities (US$ 48.4 million) and NIS 3.9 million (US$ 1.1 million) in short-term debt (51% of the debt of Shamir Salads). Willi-Food's shareholders'
equity at the end of 2010 third quarter was NIS 298.7 million (US$ 81.5 million).

FIRST NINE-MONTHS FISCAL 2010 HIGHLIGHTS

     o    Sales increased 15.0% over first nine months of 2009 to NIS 257.3 million (US$ 70.2 million)

     o    Gross profit increased 26.4% over first nine months of 2009 to NIS
          75.4 million (US $20.6 million)

     o    Gross margins improved to 29.3% compared to 26.7% in the first nine month of 2009

     o    Operating income of NIS 25.6 million (US$ 7.0 million), or 10.0% of sales

     o    Net income of NIS 22.1 million (US$ 6.0 million), or 8.6% of sales

Sales for the nine months ended September 30, 2010 increased 15.0% to NIS 257.3 million (US$ 70.2 million) compared to sales of NIS 223.7 million (US$ 61.0 million) in the first nine months of 2009. Gross profit for the nine month period increased by 26.4% to NIS 75.4 million (US$ 20.6 million) compared to gross profit of NIS 59.7 million (US$ 16.3 million) in the first nine months of last year. Gross margin in the nine month period improved to 29.3% compared to gross margin of 26.7% in the same period in 2009.

Excluding the Capital Gain, operating income for the first nine months of 2010 increased 17.6% to NIS 25.6 million (US$ 7.0 million) over the first nine months of 2009. Without excluding the Capital Gain, on a GAAP basis, operating income for the first nine months of 2010 decreased 5.1% from NIS 27.0 million (US$ 7.4 million) reported in the comparable period of last year.

Excluding the Capital Gain, Willi-Food's net income for the first nine months of
2010 increased 20.4% to NIS 22.1 million (US$ 6.0 million) over the first nine months of 2009. Without excluding the Capital Gain, on a GAAP basis, net income for the first nine months of 2010 decreased 6.2% from NIS 23.5 million (US$ 6.4 million) recorded in the first nine months of 2009. Willi-Food's net income attributable to Company Shareholders in the first nine months of 2010 was NIS
20.7 million (US$ 5.7 million), or NIS 1.7 (US$ 0.45) per share compared to NIS
22.7 million (US$ 6.2 million), or NIS 2.2 (US$ 0.60) per share, recorded in the first nine months of 2009.

OUTLOOK

Mr. Zwi Williger, President and COO of Willi-Food commented: "We are pleased with our strong performance in the third quarter of 2010. For the fifth consecutive quarter, Willi-Food continued to achieve improved results in all the
P&L parameters, when excluding the one-time unrealized capital gain recorded in the third quarter of 2009, which was not operational. We were successful in increasing sales in the third quarter by 16.1% due to the introduction of great-tasting, higher profit margin food products, which we have developed together with our suppliers, into our product mix lineup. The net income attributable to Company Shareholders in the third quarter of 2010 was US$ 2 million - a margin of 9.1% of sales. We generated in this quarter US $4.9 million in cash from continuing operating activities and our shareholders'
equity at the end of the quarter was US$ 81.5 million."

"We achieved 30.9% gross margins in the third quarter of 2010 despite the global increase in cost of raw food materials, especially in dairy and bakery products, which began approximately four months ago, which affected our inventory purchase prices. We anticipated the increase in cost of raw food materials, and so we were able to manage rising costs through smart purchases in advance, wisely managing our inventory levels and utilizing our on hand cash, as we adjusted the sale prices of our products to consumers in accordance with current product prices of our suppliers."

"Our strong financial results for the third quarter of 2010 demonstrate
Willi-Food's ability to capitalize on what we believe to be the growing interest of consumers in the kosher market. We are able to differentiate our company through our success at becoming a high margin business in a low margin industry.
We are pleased to consistently deliver significantly higher margins than those generated by most other companies in our industry. Willi-Food has taken the appropriate measures to position itself for a stronger fiscal 2011, and we remain focused on maximizing long-term profitability."

"Our line of products includes over 1,000 products exclusively distributed by
Willi-Food and Shamir Salads. The dynamics of the industry are driving demand for innovative kosher products, and we believe that Willi-Food has the infrastructure and development expertise to deliver. Our strategy is to leverage
Willi-Food's global supplier relationships and expertise in product development and to capitalize on the growing demand for innovative kosher products for both kosher and health minded consumers in the U.S. We believe that the health benefits of eliminating animal fats in the `kosherizing' process in our dairy products makes our products attractive to consumers looking for better tasting, low-cholesterol and low-fat alternatives."

Mr. Williger concluded, "We are optimistic about the remainder of 2010 and our
2011 results as we continue to work to expand the footprint and brand recognition of Willi-Food globally while diversifying our product base in order to hedge against any single event that might impact our results. We will continue our efforts to expand our reach into targeted retail and wholesale markets in the U.S. This will include strategic distribution partnerships in order to expand the footprint and brand recognition of Willi-Food globally. We remain committed to our strategy of expanding marketing channels for our higher-margin products in the U.S., European and Israeli markets and to promoting our broad selection of kosher products to health-conscious consumers across Europe, Israel and the United States. We are looking for improved results in the future."

CONFERENCE CALL

The Company will host a conference call to discuss results on Monday, November
22, 2010 at 11:00 AM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-2069 (US), or 1-480-629-9713
(International), approximately 10 minutes prior to the scheduled start time.
Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:

http://viavid.net/dce.aspx?sid=00007e32

A replay of the conference call will be available for 14 days from 2:00 PM EST on November 22, 2010 through 11:59 PM EST on December 6, 2010 by dialing
1-877-870-5176 (US), or 1-858-384-5517 (International), access code 4385649. In addition, a recording of the call will be available via the the link shown above for one year.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2010, U.S. $1.00 equals
NIS 3.665. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the three-month period ended
September 30, 2010 are presented in accordance with International Financial
Reporting Standards ("IFRS").

NOTE C: DISCONTINUED OPERATIONS

Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued
Operations".

The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations. The comparative income from discontinued operations has been re-casted to include those operations classified as discontinued in the current period.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an
Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in
Israel; Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED SALES, OPERATING RESULTS,
AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS,
UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED IN
THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE BUT ARE
NOT LIMITED TO: MONETARY RISKS INCLUDING CHANGES IN CURRENCY EXCHANGE RATES-
ESPECIALLY THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR
MAJOR CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASE OR DECREASE IN
GLOBAL PURCHASE PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS, OUR
INABILITY TO SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS, INSURANCE COVERAGE
NOT SUFFICIENT ENOUGH TO COVER LOSSES OF PRODUCT LIABILITY CLAIMS AND RISKS
ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE RESULTS,
LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED IN THIS
PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE HEADING
"RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED
DECEMBER 31, 2009, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28,
2010. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS
AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO
NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN
THIS PRESS RELEASE.

{FINANCIAL TABLES TO FOLLOW}

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,  DECEMBER 31, SEPTEMBER 30,  DECEMBER 31,
                                                                --------      --------      --------      --------
                                                                2 0 1 0       2 0 0 9       2 0 1 0       2 0 0 9
                                                                --------      --------      --------      --------
                                                                          NIS                   US DOLLARS (*)
                                                                ----------------------      ----------------------
                                                                                  (IN THOUSANDS)
                                                                --------------------------------------------------

          ASSETS
CURRENT ASSETS

   Cash and cash equivalents                                     119,653        87,104        32,647        23,766
   Financial assets carried at fair value through profit
   or loss                                                        57,718        11,356        15,748         3,098
   Trade receivables                                              80,799        77,752        22,046        21,215
   Other receivables and prepaid expenses                          1,769         1,990           483           543
   Inventories                                                    42,110        44,810        11,490        12,226
                                                                --------      --------      --------      --------
      TOTAL CURRENT ASSETS                                       302,049       223,012        82,414        60,848
                                                                --------      --------      --------      --------

NON-CURRENT ASSETS
   Property, plant and equipment                                  71,683        67,120        19,558        18,314
   Less -Accumulated depreciation                                 20,121        17,542         5,490         4,786
                                                                --------      --------      --------      --------
                                                                  51,562        49,578        14,068        13,528
                                                                --------      --------      --------      --------

Long term receivables                                                  -           760             -           207
Prepaid expenses                                                   2,343         2,384           639           650
Goodwill                                                           1,936         1,936           528           528
Intangible assets                                                  4,217         4,674         1,151         1,275
Deferred taxes                                                       407           375           111           102
                                                                --------      --------      --------      --------
Total non-current assets                                          60,465        59,707        16,497        16,290
                                                                --------      --------      --------      --------
                                                                 362,514       282,719        98,911        77,138
                                                                ========      ========      ========      ========
      EQUITY AND LIABILITIES
CURRENT LIABILITIES
Short-term bank credit                                             7,587        10,372         2,070         2,830
Trade payables                                                    36,838        49,382        10,051        13,474
Accruals                                                             268           145            73            40
Current tax liabilities                                            7,884         2,801         2,151           764
Other payables and accrued expenses                                6,634         8,976         1,810         2,449
Employees Benefits                                                 2,934         2,977           801           812
                                                                --------      --------      --------      --------
      TOTAL CURRENT LIABILITIES                                   62,145        74,653        16,956        20,369
                                                                --------      --------      --------      --------

NON-CURRENT LIABILITIES
Long-term bank loans                                                 148            97            40            26
Deferred taxes                                                       373           445           102           121
Employees Benefits                                                 1,121         1,044           306           285
                                                                --------      --------      --------      --------
      TOTAL NON-CURRENT LIABILITIES                                1,642         1,586           448           432
                                                                --------      --------      --------      --------

SHAREHOLDERS' EQUITY
      Share capital NIS 0.10 par value
         (authorized - 50,000,000 shares, issued
         and outstanding - 13,573,679 shares at September
         30, 2010; 10,267,893 shares at December 31, 2009)         1,444         1,113           394           304
Additional paid in capital                                       128,863        59,056        35,160        16,113
Capital fund                                                         247           247            67            67
Foreign currency translation reserve                                 673           639           184           174
Retained earnings                                                162,624       141,883        44,372        38,713
Noncontrolling interest                                            4,876         3,542         1,330           966
                                                                --------      --------      --------      --------
                                                                 298,727       206,480        81,507        56,337
                                                                ========      ========      ========      ========

                                                                 362,514       282,719        98,911        77,138
                                                                ========      ========      ========      ========

(*)  Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   NINE MONTHS                   THREE MONTHS                    NINE MONTHS
                                           --------------------------      -------------------------      --------------------------
                                                               ENDED SEPTEMBER 30,                             ENDED SEPTEMBER 30,
                                           ---------------------------------------------------------      --------------------------
                                            2 0 1 0         2 0 0 9         2 0 1 0        2 0 0 9         2 0 1 0          2 0 0 9
                                           ----------      ----------      ----------     ----------      ----------      ----------
                                                                       NIS                                       US DOLLARS (*)
                                           ---------------------------------------------------------      --------------------------
                                                                IN THOUSANDS (EXCEPT PER SHARE AND SHARE DATA)
                                           -----------------------------------------------------------------------------------------

Sales                                         257,304         223,704          79,710         68,628          70,206          61,038
Cost of sales                                 181,885         164,015          55,051         46,435          49,628          44,752
                                           ----------      ----------      ----------     ----------      ----------      ----------

GROSS PROFIT                                   75,419          59,689          24,659         22,193          20,578          16,286
                                           ----------      ----------      ----------     ----------      ----------      ----------

 Selling expenses                              32,800          23,056          10,714          7,813           8,950           6,291
 General and administrative  expenses          17,019          14,940           5,666          5,367           4,644           4,076
 Other expense (income)                           (33)         (5,312)              3         (5,208)             (9)         (1,449)
                                           ----------      ----------      ----------     ----------      ----------      ----------

Total operating expenses                       49,786          32,684          16,383          7,972          13,585           8,918
                                           ----------      ----------      ----------     ----------      ----------      ----------

OPERATING INCOME                               25,633          27,005           8,276         14,221           6,993           7,368

Financial income                                3,218           1,677           2,143            752             878             458
Financial expense                                 890             975             345            387             243             266
                                           ----------      ----------      ----------     ----------      ----------      ----------

 Income before taxes on income                 27,961          27,707          10,074         14,586           7,628           7,560
 Taxes on income                                6,716           4,515           2,246          1,710           1,832           1,232
                                           ----------      ----------      ----------     ----------      ----------      ----------

INCOME FROM CONTINUING OPERATIONS              21,245          23,192           7,828         12,876           5,796           6,328
Income (Loss) from discontinued
operations                                        830             353               -         (1,410)            226              96
                                           ----------      ----------      ----------     ----------      ----------      ----------

NET INCOME                                     22,075          23,545           7,828         11,466           6,022           6,424
                                           ==========      ==========      ==========     ==========      ==========      ==========

Owners of the Company                          20,741          22,624           7,247         11,129           5,659           6,173
Non-controlling interest                        1,334             921             581            337             363             251
                                           ----------      ----------      ----------     ----------      ----------      ----------

NET INCOME                                     22,075          23,545           7,828         11,466           6,022           6,424
                                           ==========      ==========      ==========     ==========      ==========      ==========

Earnings per share data:
Earnings per share:
Basic from continuing operations                 1.57            2.20            0.53           1.23            0.43            0.60
                                           ==========      ==========      ==========     ==========      ==========      ==========
Basic from discontinued operations               0.07               -               -          (0.15)           0.02               -
                                           ==========      ==========      ==========     ==========      ==========      ==========
Basic                                            1.64            2.20            0.53           1.08            0.45            0.60
                                           ==========      ==========      ==========     ==========      ==========      ==========
Diluted from continuing operations               1.57            2.20            0.53           1.23            0.43            0.60
                                           ==========      ==========      ==========     ==========      ==========      ==========
Diluted from discontinued operations             0.07               -               -          (0.15)           0.02               -
                                           ==========      ==========      ==========     ==========      ==========      ==========
Diluted                                          1.64            2.20            0.53           1.08            0.45            0.60
                                           ==========      ==========      ==========     ==========      ==========      ==========

Shares used in computing basic and
  diluted earnings per ordinary share:     12,641,278      10,267,893      13,573,679     10,267,893      12,641,278      10,267,893
                                           ==========      ==========      ==========     ==========      ==========      ==========

(*)  Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                  CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY
                               (NIS IN THOUSANDS)

                                                                                      FOREIGN
                                                                                      CURRENCY                ATTRIBUTABLE     NON-         TOTAL
                                                SHARE   ADDITIONAL PAID   CAPITAL   TRANSLATION    RETAINED   TO OWNERS OF  CONTROLLING  SHAREHOLDERS'
                                               CAPITAL     IN CAPITAL      FUND       RESERVE      EARNINGS    THE PARENT    INTEREST       EQUITY
                                               --------     --------     --------     --------     --------     --------     --------      --------

BALANCE - JANUARY 1, 2009                         1,113       59,056          247          369      111,447      172,232       13,350       185,582

Profit for the year                                   -            -            -            -       30,436       30,436        1,092        31,528
Currency translation differences                      -            -            -           39            -           39           13            52
                                               --------     --------     --------     --------     --------     --------     --------      --------
TOTAL COMPREHENSIVE INCOME FOR THE YEAR                                                    408      141,883      202,707       14,455       217,162

Purchase of non-controlling interest                  -            -            -            -            -            -       (7,559)       (7,559)
Dividend paid to non-controlling interests            -            -            -            -            -            -         (101)         (101)
Disposal of subsidiary                                -            -            -          231            -          231       (3,253)       (3,022)
                                               --------     --------     --------     --------     --------     --------     --------      --------

BALANCE - DECEMBER 31, 2009                       1,113       59,056          247          639      141,883      202,938        3,542       206,480

Profit for the year                                   -            -            -            -       20,741       20,741        1,334        22,075
Currency translation differences                      -            -            -           34            -           34            -            34
                                               --------     --------     --------     --------     --------     --------     --------      --------
TOTAL COMPREHENSIVE INCOME FOR THE YEAR                                                    673      162,624      223,713        4,876       228,589

Public offering                                     331       69,807            -            -            -       70,138            -        70,138
                                               --------     --------     --------     --------     --------     --------     --------      --------

BALANCE - SEPTEMBER 30, 2010                      1,444      128,863          247          673      162,624      293,851        4,876       298,727
                                               ========     ========     ========     ========     ========     ========     ========      ========

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    NINE MONTHS                 THREE MONTHS                NINE MONTHS
                                               ----------------------      ----------------------      ----------------------
                                                               ENDED SEPTEMBER 30,                       ENDED SEPTEMBER 30,
                                               --------------------------------------------------      ----------------------
                                                2 0 1 0      2 0 0 9       2 0 1 0       2 0 0 9       2 0 1 0       2 0 0 9
                                               --------      --------      --------      --------      --------      --------
                                                                       NIS                                  US DOLLARS (*)
                                               --------------------------------------------------      ----------------------
                                                                               (IN THOUSANDS)
                                               ------------------------------------------------------------------------------

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations                21,245        23,192         7,828        12,876         5,796         6,328
ADJUSTMENTS TO RECONCILE NET INCOME TO
NET CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                     3,623         3,451         1,230         1,150           989           942
Deferred expenses                                   695           766           237           304           190           209
Deferred income taxes                              (104)          809           172           335           (28)          221
Capital Gain on disposal of property
plant and equipment                                 (33)          (67)            3            40            (9)          (18)
Capital Gain on purchase of additional
shares in subsidiary                                  -        (5,245)            -        (5,245)            -        (1,431)
Unrealized gain on marketable securities         (1,521)       (2,033)       (2,058)         (429)         (415)         (555)
Revaluation of loans from banks and others          (11)           27            (8)          (25)           (3)            7
Change in value of warrants to issue
shares                                                -            (5)            -             -             -            (1)
Employees benefit, net                               77            52            50            41            21            14
CHANGES IN ASSETS AND LIABILITIES:
Decrease (Increase) in:
Trade accounts receivable                        (3,047)       (4,501)        4,725         2,755          (831)       (1,228)
Receivables and other current assets                630         3,124          (139)        1,049           172           852
Inventory                                         2,700         6,311         4,139        (7,338)          737         1,722
Decrease in long term receivables                   350             -           209             -            95             -

Increase (Decrease) in:
Trade accounts payable                          (12,481)         (394)         (875)        2,813        (3,405)         (108)
Payables and other current liabilities            3,628        (1,432)        2,387        (3,771)          990          (391)
                                               --------      --------      --------      --------      --------      --------

NET CASH FROM  CONTINUING OPERATING
  ACTIVITIES                                     15,751        24,055        17,900         4,555         4,299         6,563
                                               --------      --------      --------      --------      --------      --------
NET CASH FROM (USED IN) DISCONTINUED
       OPERATING ACTIVITIES                         (22)        1,293             -           127            (6)          353
                                               --------      --------      --------      --------      --------      --------

(*)  Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   NINE MONTHS                THREE MONTHS                NINE MONTHS
                                             ----------------------      ----------------------      ----------------------
                                                             ENDED SEPTEMBER 30,                       ENDED SEPTEMBER 30,
                                             --------------------------------------------------      ----------------------
                                              2 0 1 0       2 0 0 9       2 0 1 0      2 0 0 9       2 0 1 0       2 0 0 9
                                             --------      --------      --------      --------      --------      --------
                                                                     NIS                                  US DOLLARS (*)
                                             --------------------------------------------------      ----------------------
                                                                              (IN THOUSANDS)
                                             ------------------------------------------------------------------------------

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from realization (purchase) of
marketable securities, net                    (44,841)        6,557        (1,120)        7,736       (12,235)        1,789
Purchase of additional shares in
subsidiary                                          -        (2,314)            -        (2,314)            -          (631)
Disposal of subsidiary                              -         2,185             -         2,192             -           596
Acquisition of property plant and
equipment                                      (5,545)       (1,423)       (3,803)         (216)       (1,513)         (388)
Additions to prepaid expenses                    (784)       (1,117)         (280)         (120)         (214)         (305)
Long term deposit, net                             20           (65)           39           (62)            5           (18)
Proceeds from sale of property plant and
Equipment                                         427           256           216            51           117            70
                                             --------      --------      --------      --------      --------      --------

NET CASH FROM (USED IN) CONTINUING
INVESTING  ACTIVITIES                         (50,723)        4,079        (4,948)        7,267       (13,840)        1,113
                                             --------      --------      --------      --------      --------      --------
NET CASH USED IN DISCONTINUED INVESTING
ACTIVITIES                                          -           (23)            -             -             -            (6)
                                             --------      --------      --------      --------      --------      --------

CASH FLOWS - FINANCING ACTIVITIES

Proceeds of Public offering, net               70,248             -            10             -        19,167             -
Short-term bank credit, net                     1,471          (695)          725        (1,077)          401          (190)
Proceeds (Repayment )of loans                  (3,250)         (836)       (1,678)         (460)         (887)         (228)
                                             --------      --------      --------      --------      --------      --------

NET CASH FROM (USED IN) CONTINUING
  FINANCING ACTIVITIES                         68,469        (1,531)         (943)       (1,537)       18,681          (418)
                                             --------      --------      --------      --------      --------      --------
NET CASH FROM (USED IN) DISCONTINUED
FINANCING ACTIVITIES                             (926)         (990)            -           111          (253)         (270)
                                             --------      --------      --------      --------      --------      --------
INCREASE IN CASH AND CASH EQUIVALENTS          32,549        26,883        12,009        10,523         8,881         7,335
                                             --------      --------      --------      --------      --------      --------
Cash and cash equivalents  at the
  beginning of the financial period            87,104        78,749       107,644        95,249        23,766        21,487

NET FOREIGN EXCHANGE DIFFERENCE ON CASH
  AND CASH EQUIVALENTS FROM DISCONTINUED
  ACTIVITIES                                        -           (14)            -          (154)            -            (4)
                                             ========      ========      ========      ========      ========      ========
CASH AND CASH EQUIVALENTS OF THE END OF
  THE FINANCIAL PERIOD                        119,653       105,618       119,653       105,618        32,647        28,818
                                             ========      ========      ========      ========      ========      ========

(*)  Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 NON-GAAP FINANCIALS MEASURES AND RECONCILIATION

                                                    NINE MONTHS              THREE MONTHS                NINE MONTHS
                                               ---------------------     ---------------------      ---------------------
                                                             ENDED SEPTEMBER 30,                     ENDED SEPTEMBER 30,
                                               -----------------------------------------------      ---------------------
                                                2 0 1 0     2 0 0 9      2 0 1 0      2 0 0 9       2 0 1 0      2 0 0 9
                                               --------     --------     --------     --------      --------     --------
                                                                     NIS                                US DOLLARS (*)
                                               -----------------------------------------------      ---------------------
                                                             IN THOUSANDS (EXCEPT PER SHARE AND SHARE DATA)
                                               --------------------------------------------------------------------------

GAAP Operating income                            25,633       27,005        8,276       14,221         6,993        7,368
Other income - capital gain - teder offer             -       (5,208)           -       (5,208)            -       (1,421)
                                               --------     --------     --------     --------      --------     --------

NON-GAAP OPERATING INCOME                        25,633       21,797        8,276        9,013         6,993        5,947
                                               --------     --------     --------     --------      --------     --------

GAAP Income before taxes on income               27,961       27,707       10,074       14,586         7,628        7,560
Other income - capital gain - teder offer             -       (5,208)           -       (5,208)            -       (1,421)
                                               --------     --------     --------     --------      --------     --------

NON-GAAP INCOME BEFORE TAXES ON INCOME           27,961       22,499       10,074        9,378         7,628        6,139
                                               --------     --------     --------     --------      --------     --------

GAAP Income from continuing operations           21,245       23,192        7,828       12,876         5,796        6,328
Other income - capital gain - teder offer             -       (5,208)           -       (5,208)            -       (1,421)
                                               --------     --------     --------     --------      --------     --------

NON-GAAP INCOME FROM CONTINUING OPERATIONS       21,245       17,984        7,828        7,668         5,796        4,907
                                               --------     --------     --------     --------      --------     --------

GAAP Net income                                  22,075       23,545        7,828       11,466         6,022        6,424
Other income - capital gain - teder offer             -       (5,208)           -       (5,208)            -       (1,421)
                                               --------     --------     --------     --------      --------     --------

NON-GAAP NET INCOME                              22,075       18,337        7,828        6,258         6,022        5,003
                                               --------     --------     --------     --------      --------     --------

(*)  Convenience translation into U.S. dollars.

This information is intended to be reviewed in conjunction with the Company's filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

                                       ###

SOURCE: G. Willi-Food International Ltd.